Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11192

SUPPLEMENT DATED JANUARY 21, 2022

TO OFFERING CIRCULAR DATED AUGUST 25, 2021

Cloudastructure, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 25, 2021 of Cloudastructure, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on February 21, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Units described in the Offering Circular. No further subscriptions for Units will be accepted for the current offering after February 21, 2022 (the “Termination Date”). Subscriptions for Units in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. The Company intends to keep the offering open for the exercise of Warrants issued as part of the Units in the offering. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.